SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

         Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For The Fiscal Year Ended December 31, 2003

                                       OR

( )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         AT&T LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   AT&T CORP.
                                  ONE AT&T WAY
                              BEDMINSTER, NJ 07921

AT&T Long Term Savings Plan for Management Employees
Financial Statements
and Supplemental Schedule
December 31, 2003

AT&T Long Term Savings Plan for Management Employees
Index
December 31, 2003 and 2002
--------------------------------------------------------------------------------



                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-9

Supplemental Schedule

Schedule of Assets (Held at End of Year)......................................10

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of AT&T Long Term Savings Plan for Management Employees



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AT&T Long Term Savings Plan for Management Employees (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







July 1, 2004

AT&T Long Term Savings Plan for Management Employees
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------


(thousands of dollars)                              2003               2002

Assets
Investments, at fair value
           Investment in Group Trust        $    6,939,310    $     5,923,591
           Participant loans receivable             84,017             89,465
                                            ----------------   -----------------
              Total assets                       7,023,327          6,013,056
                                            ----------------   -----------------
Liabilities
              Total liabilities                         --                 --
                                            ----------------   -----------------
Net assets available for benefits           $    7,023,327     $    6,013,056
                                            ----------------   -----------------

   The accompanying notes are an integral part of these financial statements.

AT&T Long Term Savings Plan for Management Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003
--------------------------------------------------------------------------------


                                                                     Total

Net assets available for benefits, January 1, 2003            $       6,013,056
                                                              ------------------
Additions
Additions to net assets attributed to
   Net income from investment in Group Trust                          1,133,002
   Interest on participant loans                                          4,488
                                                              ------------------
                                                                      1,137,490
                                                              ------------------
Contributions and transfers
   Employee contributions                                               253,341
   Employing company contributions                                      107,182
   Transfers of participants' balances from other plans, net             31,481
                                                              ------------------
                                                                        392,004
                                                              ------------------
           Total additions                                            1,529,494

Deductions
Distributions to participants                                          (519,223)
                                                              ------------------
           Total deductions                                            (519,223)
                                                              ------------------
           Net increase                                               1,010,271
                                                              ------------------
Net assets available for benefits, December 31, 2003          $       7,023,327
                                                              ------------------





   The accompanying notes are an integral part of these financial statements.

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------


1.   Plan Description

     The AT&T Long Term Savings Plan for Management Employees (the "Plan" or "LTSPME") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) of participating AT&T Companies to save on a regular and long-term basis. The LTSPME participates in a master trust (the "Group Trust"), for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

     An eligible employee enters the Plan by authorizing a payroll allotment to invest his/her contributions in one or more of the twenty-six (26) different funds as set forth in the current Plan documents.

     The AT&T Wireless Stock Fund and the Liberty Media Stock Fund were liquidated as of January 2003 and February 2003, respectively. Any balances remaining in these funds at the liquidation date were transferred to the AT&T Stable Value Fund.

     On November 18, 2002, AT&T spun-off AT&T Broadband to AT&T shareholders of record as of November 15, 2002. Immediately after the spin-off, AT&T Broadband combined with the Comcast Corporation. For each share of AT&T Corp. common stock, shareholders received .3235 shares of Comcast Corporation Class A common stock as of the close on November 15, 2002. As a result, a Comcast Stock Fund was added to the Group Trust in November 2002. The Comcast Stock Fund is not an employer security and is frozen to employee contributions.

     Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $12,000 in 2003. Immediately upon enrollment, the employing company (AT&T or any AT&T subsidiary participating in the Plan) will contribute an amount equal to 66-2/3% of the first six percent (6%) of the employee's salary contributed. Employing company contributions are made in accordance with the participants' elected investment direction. A participant becomes 100 percent vested in the employing company contributions after three years of credited service.

     Employees who are age 50 or older on or before December 31st may be eligible to make pre-tax contributions beyond the Internal Service pre-tax limit. The 2003 catch-up contribution limit set by the Internal Revenue Service is $2,000. No company matching contribution is made on catch-up contributions.

     Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to
     (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding at December 31, 2003 range from 4.0 percent to 9.5 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.


     When a participant terminates employment, a single distribution will be made of all vested amounts in the participant's account if the amount to be distributed is $5,000 or less. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains 70-1/2, or upon the participant's death, whichever is earlier.

     Participant forfeitures in 2003 were $3,136,506. The total forfeited non-vested accounts as of December 31, 2003 is $3,464,136. Forfeitures will be used to reduce future employer contributions and administrative expenses. During 2003, employer contributions were reduced by $156,994 from forfeited non-vested accounts.

     For a complete description of the Plan, participants should refer to the Plan Prospectus and Plan Summary Plan Description (SPD). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.   Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Payments of Benefits
     Benefits are recorded when paid.

     Valuation of Investments
     Income and assets of the Group Trust are allocated based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

     Purchases and Sales of Investments
     Purchases and sales of securities are recorded as of the trade date.

     Investment Income
     Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

     Net Appreciation (Depreciation) in the Fair Value of Investments
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

     Risks and Uncertainties
     Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' future account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Certain amounts in prior periods have been reclassified to conform to the current presentation.

3.   Tax Status

     The Internal Revenue Service (IRS) has determined and informed AT&T by a letter dated December 19, 1995, that the Plan and related trust are qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. The Company has applied for a new determination letter from the IRS on February 28, 2002, and the IRS is currently reviewing the request. However, the Plan Administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the IRC.

4.   Concentrations of Investment Risk

     At December 31, 2003, Plan participants' accounts that are invested in the investment options mentioned herein, were exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, and/or Comcast stock.

5.   Plan Termination

     Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.   Plan Expenses

     In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the trust, unless those expenses are paid by the Company or participant(s). Fees for trustee services are paid out of trust assets. Expenses attributable to the management and investment of each of the investment options shall be charged against respective options.

7.   Group Trust Investments

     The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") as Trustee, at December 31, 2003 and 2002 (in thousands of dollars except for percentages).



                                                          December 31,
                                                 -------------------------------
Type of Group Trust Investments                      2003             2002

Asset Allocation Strategies                      $    560,314      $     476,869
Index Funds                                           342,148            269,382
AT&T Custom Funds                                   3,979,005          3,601,076
Mutual Funds                                        2,708,720          1,969,665
Stock Funds                                           754,883            830,588
                                                 -------------     -------------
           Total Group Trust investments         $  8,345,070      $   7,147,580
                                                 -------------     -------------


Type of Group Trust Investments                         December 31, 2003

Government securities                                       $      16,572
Short-term securities                                              10,189
Corporate bonds                                                     6,127
Common stocks                                                   1,567,644
Mutual funds                                                    2,795,255
Commingled funds                                                1,294,002
Investment contracts*                                           2,652,419
Cash                                                                2,862
                                                            -------------
   Total Group Trust investments                            $   8,345,070
                                                            -------------

*Investment contracts include synthetic investment contracts with a contract value of $2,294,485 wrapping fixed income investments of $2,543,093.

                                                              December 31,
                                                        ------------------------
Allocation of Group Trust Investments                      2003         2002

AT&T Long Term Savings Plan for Management
 Employees                                                 83.15%       82.54%
AT&T Long Term Savings and Security Plan                   16.54%       17.26%
AT&T Retirement Savings and Profit Sharing Plan             0.22%        0.10%
AT&T of Puerto Rico, Inc. Long Term Savings Plan
  for Management Employees                                  0.08%        0.08%
AT&T of Puerto Rico, Inc. Long Term Savings and
  Security Plan                                             0.01%        0.02%
                                                        -----------  -----------
                                                          100.00%      100.00%
                                                        -----------  -----------

Net appreciation in fair value of Group Trust investments      December 31, 2003

Asset Allocation Strategies                                      $       106,330
Index Funds                                                               48,591
AT&T Custom Funds                                                        319,077
Mutual Funds                                                             570,624
Stock Funds                                                              107,681
                                                                 ---------------
     Total net appreciation in fair value of Group Trust
     investments                                                 $     1,152,303
                                                                 ---------------
Investment income
Interest                                                         $       168,492
Dividends                                                                 10,353
                                                                 ---------------
                                                                 $       178,845
                                                                 ---------------

8.   Litigation

     AT&T is involved in a class action lawsuit brought by former employees on behalf of the LTSPME employees. The complaint alleges that the Company and various members of the AT&T Board of Directors breached their fiduciary duties to the Plan and the participants by permitting the Plan to purchase and hold shares of the AT&T Stock Fund, and misrepresented and failed to disclose material facts to the Plan and participants in connections with the management of the Plan assets. The Company believes it has substantial defenses to this litigation and will vigorously defend against its assertions of liability, and that any possible losses would not be material to the Company or the Plan.

9.   Related Party Transactions and Party-in-Interest

     Certain Plan investments are in shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transaction. At December 31, 2003, the total of these investments amounted to $1,914,936,504 or approximately 23% of the Group Trust.

     In addition, the Plan invests in common shares of AT&T Corp. stock, which qualifies as a related party transaction. At December 31, 2003, the total of these investments amounted to $256,799,741 or approximately 3% of the Group Trust.

10.  Subsequent Events

     1) Effective January 2, 2004, State Street Bank and Trust Company was appointed as the Trustee to the Plan.
     2)  The Group Trust has been renamed the AT&T Savings Master Trust.
     3) The Comcast Stock fund was liquidated in May 2004. Balances remaining in these funds as of the liquidation date were transferred into the AT&T Stable Value Fund.

AT&T Long Term Savings Plan for Management Employees
Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------

(thousands of dollars)
Name of Issuer and Title of Issue                        Cost             Value
Participant Loans Receivable (4.0% -  9.5%)      $       84,017   $       84,017
                                                 ---------------  --------------
Group Trust                                      $           --   $    6,939,310
                                                 ---------------  --------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       AT&T LONG TERM SAVINGS PLAN
                                       FOR MANAGEMENT EMPLOYEES

                                       By Savings Plan Committee



                                       /s/  Brian Byrnes
                                       ______________________________
                                       Brian Byrnes
                                       Secretary of the Savings Plan Committee

Date:  July 2, 2004

                                  Exhibit Index

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP